For fiscal year ending (a) November 30, 1995
File No. 811-3264

                                  Item 77M

                                   Merger

     On November 24, 1995, the Registrant's Short-
Intermediate Term Series (the Series) acquired all the net assets of Prudential Adjustable Rate Securities
Fund, Inc. (Adjustable Rate) pursuant to a plan of reorganization approved by Adjustable Rate shareholders on May 4, 1995. The reorganization was approved by the Trustees of the Registrant on May 2, 1995 but did not require the approval of the Series' shareholders. The acquisition was accomplished by a tax-free exchange of 2,889,065 shares of the Series (consisting of 2,886,329 shares of the Series for 2,918,596 Class A shares of Adjustable Rate and 2,736 shares of the Series for 2,757 Class B shares of
Adjustable Rate) valued at $28,023,926 in the aggregate on November 24, 1995. The aggregate net assets of the
Series and Adjustable Rate immediately before the acquisition were $184,719,629 and $28,023,926
(including
$10,208 of net unrealized depreciation), respectively.

     Adjustable Rate ceased operations on November
24, 1995 and is in the process of winding up its affairs, including, but not limited to, preparing an application for submission to the Commission for an order declaring that it has ceased to be an investment company. After such an order is granted, Adjustable Rate expects to promptly file for dissolution with the State of Maryland.